July 25, 2014

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed April 30, 2014

File No. 000-21743

Dear Mr. Krikorian:

Set forth below is the response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the most recent letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 16, 2014, with respect to the review of the Company’s Form 10-Q for the quarterly period ended March 31, 2014 as filed with the Commission on April 30, 2014 as well as the review of Company letters dated June 13, 2014, April 11, 2014, February 19, 2014, and December 19, 2013 in connection with the Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 17, 2014, Form 10-Q for the quarterly period ended September 30, 2013 filed with the Commission on October 28, 2013, and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on April 5, 2013. All forms have been filed under Commission File No. 000-21743.

The Company acknowledges and appreciates the SEC’s position as contained in the July 16, 2014 letter and appreciates the time that the SEC has taken to work with the Company to resolve this matter. In regards to the decision made by the SEC, the Company proposes the following plan to address.

•	8-K will be filed week of July 28, 2014.
•	Q2-2014 10-Q: Company will endeavor to update fair value numbers related to 2013, using the revised methodology, and the Q2-2014 10-Q will be filed on time.
•	Amended 10-K 2013: Company will revise the fair value numbers in the 10-K and will plan to release an amended 10-K no later than September 15, 2014.
•	Amended Q1-2014 10-Q: Company will revise the fair value numbers related to Q1 2013 and will plan to release an amended Q1 10-Q no later than September 15, 2014.

We hope that this schedule is acceptable to the SEC and we look forward to working with you to close the file.

*              *              *              *              *              *

We acknowledge that we are fully responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Laura Marriott
Laura Marriott
Chief Executive Officer

cc:	Barry Baer, CFO, NeoMedia Technologies, Inc.

Clayton Parker, K&L Gates LLP

Josh Harrison, Intrinsic

Ed Schenkein, StarkSchenkein

Brian Callahan, Eide Bailly